ANIMAS RESOURCES LTD.            TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

July 2, 2009

                    NR 09-13

Animas Resources Ltd announces filing of its NI 43-101 report

For the Santa Gertrudis property, Mexico

Animas Resources Ltd. (TSX-V: ANI) (“Animas” or the “Company”) is pleased to announce that a NI 43-101 report titled ‘Technical Report on the Santa Gertrudis Gold Project, Sonora, Mexico” has been filed with the British Columbia Securities Commission and the TSX Venture Exchange.  Mine Development Associates (MDA) of Reno completed the report with the assistance of qualified consultants and Animas’ professional staff. The report includes an update for the estimated resource at the Cristina gold deposit, consolidates the pertinent information on the exploration targets, geology, and metallurgy, summarizes the history of previous work completed and provides a concise summary of the land and legal status of the Company’s holding in the Santa Teresa Mining District.  The NI 43-101 is available on Animas’ website and SEDAR.

The document reports the first NI 43-101 compliant resource at Santa Gertrudis.  The reported Cristina inferred resource, at an 0.3g Au/t cut-off grade, is 7,139,000 tonnes with an average grade of 0.66g Au/t for a total of 152,000 ounces of gold.

Animas plans to continue reviewing the historic resources in the district and advance those toward NI 43-101 compliant estimates for deposits that fall within the highest priority 2009 drilling targets. The discipline of drawing cross sections, modeling the geology and preparing for future resource estimates is valuable in the identification of the large targets that the Company will be exploring at Toro – Gregorio, Mirador, Greta – El Tigre, and Lixivian.  The criteria and data supporting the larger targets will be reported in a separate press release.

“It is not critical to convert all historic estimates to NI 43-101 compliant resource estimates as the Company is confident in Campbell Resources exit numbers demonstrated by the increased resources at the Cristina Deposit, but it is important to use all the available data to wisely use our time, talent and cash toward the discovery of much larger gold deposits. Those historic resources that lie within the larger target areas will continue to be worked on and reported accordingly. Our responsibility to our shareholders is to efficiently make a significant value added difference,” said Gregory E. McKelvey, President of Animas Resources Ltd.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 562 square kilometer land holding. Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

“Gregory E. McKelvey”

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Gregory E. McKelvey, President & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected